

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Changxun Sun
Chief Executive Officer
Cloopen Group Holding Limited
16/F Tower A, Fairmont Tower
33 Guangshun North Main Street
Chaoyang District, Beijing
People's Republic of China

> **Re: Cloopen Group Holding Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 29, 2021**
> **File No. 333-252205**

Dear Mr. Sun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary
The Offering, page 10

1. We note that the number of ordinary shares that will be issued and outstanding on an as-converted basis as of the date of this prospectus includes 21,475,868 pre-offering Class A ordinary shares related to the exercise of options under the 2016 share incentive plan. You state on page 86 that such shares will be subject to restrictions on transfer and repurchase by the company under certain circumstances. Please address the following as it relates to such shares:

- Reconcile for us 21,475,868 options that were exercised to the 13,925,552 options that are exercisable at September 30, 2020 as disclosed on page F-107 and explain when such options became exercisable;
- Clarify whether the terms of any options were changed to allow for early exercise. If so, tell us how you accounted for such modification and revise your disclosures as necessary;
- Tell us when the options were exercised and to the extent necessary, include a discussion of such exercise in your interim period subsequent event footnote disclosures;
- Explain why the ordinary shares have not yet be issued;
- Revise your description of the 2016 Plan on page 191 to explain any restrictions on the ordinary shares upon exercise, the nature of the restrictions and whether such restrictions will remain in effect following the offering;
- Explain why you factor these shares in the number of ordinary shares outstanding at the time of the offering in your Prospectus Summary but not for purposes of your pro forma Capitalization or Dilution disclosures; and
- Tell us how you considered these shares for purposes of your pro forma loss per share calculation.

2. Please tell us whether the 6,410,750 ordinary shares that were issued to management upon the exercise of options were granted under the 2016 or 2021 Share Incentive Plan. In this regard, it appears from your disclosures on page 193 that such shares were issued under the new 2021 Plan. If not, please revise as necessary. Also, clarify whether these shares are included in the 21,475,868 exercised options noted above. If not, tell us when these options were granted and exercised and revise your subsequent event footnote disclosures accordingly. Lastly, tell us whether additional compensation expense will be recognized related to such awards and if so, your consideration to include such shares and any related expense in your pro forma disclosures.

Summary Consolidated Financial and Operating Data, page 15

3. We note that during the fourth quarter of fiscal 2020, you recorded RMB23,218,856 related to the waiver of Mr. Sun's subscription receivable. Please tell us your consideration to include this transaction in your pro form per share calculations as well as your Capitalization information or at a minimum, revise to include a discussion of this transaction in the footnotes to these tables.

Notes to Consolidated Financial Statements
Note 14. Share-based Compensation, page F-42

4. We note that you revised the amount of unrecognized share-based compensation at December 31, 2019 for you restricted share awards from RMB123,538,274 to RMB58,444,286. Please explain to us the basis for this change and clarify whether the RMB15.1 million and RMB32.4 million of share-based compensation recognized during

Changxun Sun
Cloopen Group Holding Limited
February 2, 2021
Page 3

the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively, was based off of the RMB123.5 million valuation or the RMB73.5 million valuation as disclosed in response to prior comment 1. In your response, please provide the calculations that support the compensation expense recognized in each period.

Exhibits

5.   Please revise the deposit agreement and form of ADS to clarify that the jury trial waiver provision applies to claims under the securities laws.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dan Ouyang